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December 29, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Grzeskiewicz, Division of Investment Management

Re:	ALPS ETF Trust
File Nos. 333-148826, 811-22175

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding Post-Effective Amendment No. 212 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the ALPS Medical Breakthroughs ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2014. Below, we summarize the comments from the staff of the Commission (the “Staff”) provided by you to Dechert LLP, describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 219 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about December 29, 2014.

Prospectus Comments

Comment 1.

With respect to the fee table, please confirm supplementally that the Fund does not expect to incur any acquired fund fees and expenses or that any such acquired fund fees and expenses are expected to be less than 0.01% of the value of a shareholder’s investment in the Fund.

Response 1: We do so confirm.

Comment 2.

Please explain supplementally why the use of the phrase “medical breakthroughs” in the Fund’s name is appropriate in light of the Fund’s principal investment strategy. The Staff believes that “medical breakthroughs” in the Fund’s name should require a policy that at least 80% of the Fund’s assets are normally invested in the component securities of an index comprised of companies that are “primarily engaged” in the business of producing “medical breakthroughs.” According to the Fund’s “Principal Investment Strategies,” the Underlying Index is comprised of small- and mid-cap stocks of biotechnology and pharmaceutical companies that have one or more drugs in either Phase II or Phase III FDA clinical trials. The Staff is concerned that the Fund’s name may be potentially misleading if, for example, these companies have only a few drugs in Phase II or Phase III clinical trials and derive most of their revenue from other sources not related to “medical breakthroughs.”

December 29, 2014 Page 2

Response 2: We respectfully note that there is no requirement in Rule 35d-1 under the Investment Company Act of 1940 that reference to a particular line of business in a fund’s name requires the adoption of a policy that 80% of the fund’s assets normally be invested in issuers that are “primarily engaged” in that line of business. Rather, the adopting release for Rule 35d-1 states that “as a general matter, an investment company may use any reasonable definition of the terms used in its name.”[1] We believe that it is reasonable (and not misleading to investors) to describe a company as in the business of “medical breakthroughs” if it currently has at least one drug in Phase II or Phase III FDA clinical trials given that such company’s stock may experience a significant increase in value if that drug is approved. Moreover, we note that companies included in the Underlying Index, and thus in which the Fund may invest, may not have a market capitalization greater than $5 billion. Accordingly, investors in such companies will be exposed to the economic fortunes and risks of the company’s “medical breakthroughs,” and we therefore believe the Fund’s name complies with the requirements of Section 35(d) and Rule 35d-1.

Comment 3.	With respect to the Fund’s “Principal Investment Strategies,” please disclose whether the Fund is seeking a particular correlation target in relation to its Underlying Index.

Response 3: We hereby confirm that the Fund does not have a particular correlation target other than seeking to achieve its investment objective, which is to seek investment results that correspond (before fees and expenses) generally to the performance of the Underlying Index.

Comment 4.	Please confirm that disclosure required by Item 8 of Form N-1A, which relates to financial intermediary compensation, is not required for the Fund.

Response 4: We do so confirm.

[1]	66 Fed. Reg. 8509, 8514, n. 43 (Feb. 1, 2001).

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Comment 5.	If Item 8 disclosure is not required, please explain supplementally how the shares of the Fund will be sold without the use of financial intermediaries.

Response 5: Item 8 permits the omission of a statement relating to financial intermediary compensation if neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services. The Fund and its related companies, such as its investment adviser and distributor, have no present plans to pay financial intermediaries for the sale of Fund shares or related services, although it is expected that Fund investors will buy and sell shares of the Fund by effecting transactions in Fund shares through a financial intermediary.

Comment 6.

With respect to Item 9 disclosure, which relates to the Fund’s investment objective, principal investment strategies, related risks and disclosure of portfolio holdings, the Staff notes that this section substantially duplicates the Item 4 disclosure in the summary section of the prospectus. As discussed in the June 2014 IM Guidance Update (No. 2014-08), Item 4 disclosure in the summary section should be a summary of the response to Item 9 in the prospectus. Please revise the disclosure accordingly.

Response 6: We reviewed the disclosure and do not believe it is substantially duplicative so as to warrant revision.

Comment 7.

With respect to the “Underlying Index Description,” please explain supplementally (i) when the Underlying Index was created and (ii) whether the Underlying Index was created exclusively for use by the Fund.

Response 7: The Underlying Index was created on December 31, 2006, and it was not created exclusively for use by the Fund.

Statement of Additional Information Comments

Comment 8.

Please ensure that if any investment practices that are discussed in the Statement of Additional Information could be considered material or might affect an investor’s decision to invest in the Fund, then such practices are also included in the prospectus.

Response 8: We do so confirm.

* * * * * * * *

December 29, 2014 Page 4

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz